Filed Pursuant to Rule 433
Registration No. 333-276935
February 10, 2026
Supplementing
Preliminary Prospectus Supplement Dated February 10, 2026
To Prospectus Dated February 7, 2024

LOEWS CORPORATION
$500,000,000
4.940% Senior Notes due 2036

Issuer:	Loews Corporation
Offering Format:	SEC registered
Securities:	4.940% Senior Notes due 2036
Security Type:	Senior unsecured fixed rate notes
Ratings (Moody’s/S&P):*	A3 (Stable) / A (Stable)
Trade Date:	February 10, 2026
Settlement Date:	February 18 (T+5)
Maturity Date:	April 1, 2036
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2026
Principal Amount:	$500,000,000
Treasury Benchmark:	4.000% due November 15, 2035
Treasury Benchmark Yield:	4.149%
Spread to Treasury Benchmark:	+ 80 bps
Yield to Maturity:	4.949%
Coupon:	4.940%
Price to Public:	99.920% of the principal amount
Make-Whole Call:	Make-whole redemption at any time prior to January 1, 2036 at a discount rate of U.S. Treasury + 12.5 bps.
Par Call:
If the Notes are redeemed on or after January 1, 2036, the Issuer will pay a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued interest to the date of redemption.

CUSIP / ISIN:	540424AU2 / US540424AU23
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:
J.P. Morgan Securities LLC
Barclays Capital Inc.
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC SMBC Nikko Securities America, Inc. Comerica Securities, Inc.
____________
We expect to deliver the Notes against payment for the notes on the fifth business day following the pricing of the notes (“T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the book-running managers of the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll free at 1-888-603-5847, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.